                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                           ENVIRODYNE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    294037205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Joseph L. von Rosenberg III
        Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                         1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                               Page 1 of 5 Pages

INTRODUCTORY NOTE.

              This Amendment No. 6 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata"), to supplement certain information set forth in the Schedule 13D relating to securities of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2, 3, 4 and 5 to Schedule 13D filed on June 21, 1996, March 10, 1997, March 31, 1997, April 18, 1997 and April 23, 1997,
respectively.

ITEM 4.       PURPOSE OF TRANSACTION

       Item 4 to the Schedule 13D is hereby supplemented as follows:

       On April 29, 1997, Zapata filed definitive proxy materials in opposition to a solicitation by the Issuer's Board of Directors for the 1997 Annual Meeting of Stockholders of the Issuer (the "1997 Annual Meeting"). Zapata's definitive proxy materials contain information regarding Zapata's solicitation of proxies (i) to elect Malcolm I. Glazer, Avram A. Glazer and Robert V. Leffler, Jr. to the Board of Directors of the Issuer at the 1997 Annual Meeting and (ii) for a proposal recommending that the Board of Directors of the Issuer take appropriate action to redeem as soon as practicable the rights issued under the Rights Agreement between the Issuer and Harris Trust & Savings Bank dated as of June 26, 1996 (the "Rights Plan") or otherwise terminate the Rights Plan and not implement any other stockholder rights plan without a binding vote of the Issuer's stockholders. Zapata's definitive proxy materials relating to the 1997 Annual Meeting are attached hereto as Exhibit 99.5, and the information included in the definitive materials under the captions "Annual Meeting Proposals -- Proposal 3" and "Possible Acquisition by Zapata of Additional Common Stock or Merger or Other Business Combination with the Company" is incorporated herein by reference.

       On April 23, 1997, the Issuer filed a complaint against Zapata, Malcolm
I. Glazer and Avram A. Glazer in the United States District Court for the Northern District of Illinois, Eastern Division, alleging violations of Section 13(d) of the Exchange Act. A copy of the complaint is attached to this Amendment No. 6 to Schedule 13D as Exhibit 99.6.





                               Page 2 of 5 Pages

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

          Exhibit Number                      Document Description
          --------------                      --------------------
              99.5                         Definitive Proxy Materials filed by
                                           Zapata Corporation for use in
                                           soliciting proxies for the 1997
                                           Annual Meeting

              99.6                         Complaint for Declaratory and
                                           Injunctive Relief filed by Envirodyne
                                           Industries, Inc. against Zapata
                                           Corporation, Malcolm I. Glazer and
                                           Avram A. Glazer in the United States
                                           District Court for the Northern
                                           District of Illinois, Eastern
                                           Division





                               Page 3 of 5 Pages

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 1997.
                                           ZAPATA CORPORATION



                                           By:  /s/ JOSEPH L. VON ROSENBERG III
                                               ---------------------------------
                                               Joseph L. von Rosenberg III
                                               Executive Vice President,
                                                 General Counsel and Corporate
                                                 Secretary





                               Page 4 of 5 Pages

                                 EXHIBIT INDEX


          Exhibit Number                      Document Description
          --------------                      --------------------
              99.5                         Definitive Proxy Materials filed by
                                           Zapata Corporation for use in
                                           soliciting proxies for the 1997
                                           Annual Meeting

              99.6                         Complaint for Declaratory and
                                           Injunctive Relief filed by Envirodyne
                                           Industries, Inc. against Zapata
                                           Corporation, Malcolm I. Glazer and
                                           Avram A. Glazer in the United States
                                           District Court for the Northern
                                           District of Illinois, Eastern
                                           Division





                               Page 5 of 5 Pages